Mail Stop 3561

November 23, 2009

James P. Walker, Jr.
Chief Executive Officer
BidGive International, Inc.
3538 Caruth Blvd., Suite 200
Dallas, Texas 75225

     Re: **BidGive International, Inc.**
             Amendment No. 1 to Preliminary Information Statement on Schedule 14C
             Filed November 10, 2009
             File No. 000-49999

Dear Mr. Walker:

    We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director

cc: Gary Joiner, Esq.
       Via facsimile to (303) 494-6309